Exhibit 1

For Immediate Release	News Release

North American Palladium and Cadiscor Resources

Announce Business Combination

TORONTO, March 31, 2009 — North American Palladium Ltd. (“NAP”) (TSX: PDL and NYSE-A: PAL) and Cadiscor Resources Inc. (“Cadiscor”) (TSX-V: CAO) today announced that they have entered into a definitive agreement pursuant to which NAP will acquire by way of a plan of arrangement all of the outstanding common shares of Cadiscor in an all-share transaction, whereby Cadiscor shareholders will receive 0.33 common shares of NAP for each common share of Cadiscor (the “Exchange Ratio”).

Based on the closing price of NAP’s common shares on the TSX of $1.78 on March 31, 2009, the Exchange Ratio implies a value for each Cadiscor share of $0.59 and represents a premium of 47% to the closing price of Cadiscor’s shares on March 31, 2009, and a premium of 75% to the 20-day volume weighted average closing price of Cadiscor’s shares for the period ended March 31, 2009.

“The acquisition of Cadiscor is an important step in growing our precious metals business by adding additional gold to our significant palladium resources.  Our acquisition focus will continue to be gold with the objective of growing NAP to be a mid-tier precious metal producer operating in mining friendly jurisdictions,” said William Biggar, President and Chief Executive Officer of NAP.  “As experienced miners, NAP’s expertise will assist Cadiscor to fast-track the resumption of gold production at its Sleeping Giant mine in the Abitibi region, and evaluate and advance its Discovery Project and other prospective gold exploration properties in Quebec.  The combination with Cadiscor increases the attractiveness of NAP for investors seeking exposure to multiple precious metals while minimizing currency and political risks.”

Michel Bouchard, President and Chief Executive Officer of Cadiscor, stated: “This transaction gives Cadiscor shareholders an attractive premium for their shares, and significant upside to future increases in the price of palladium and gold. NAP brings not only a strong balance sheet with the capital to quickly restart the Sleeping Giant mine in 2009, but also mining personnel with significant experience in developing and operating underground mines, a large resource of over 3.7 million ounces of palladium at its mine in Thunder Bay, and a highly liquid stock which will be a benefit to Cadiscor shareholders.”

Transaction Details

Under the terms of the transaction, shareholders of Cadiscor will receive 0.33 common shares of NAP for each common share of Cadiscor held.  This will result in NAP issuing approximately 14.3 million shares to Cadiscor shareholders, who will own approximately 14% of NAP on completion of the transaction.

The transaction has been structured as a plan of arrangement under the Canada Business Corporations Act, and is subject to approval by the shareholders of Cadiscor and by applicable stock exchanges.  The required shareholder approval will be two-thirds of the votes cast by Cadiscor shareholders at a special meeting to consider the transaction.  The transaction has been structured to allow Cadiscor shareholders to receive shares of NAP on a tax-deferred basis for Canadian income tax purposes.  Cadiscor expects to complete and mail to its shareholders an information circular in late April and to hold the special meeting in May 2009.

Holders of options, warrants and convertible debentures of Cadiscor will continue to be entitled to exercise their securities for NAP shares in lieu of Cadiscor shares, based on the Exchange Ratio.

The definitive agreement includes a commitment by Cadiscor not to solicit alternative transactions.  In certain circumstances, if Cadiscor terminates the definitive agreement to enter into another transaction, then Cadiscor is obligated to pay to NAP a termination payment of $1 million.  NAP also has the right to match competing offers that may be made to Cadiscor.

Cadiscor’s board will have the right to nominate a director to join the board of NAP following the closing of the transaction.

Coincident with the signing of the definitive agreement, NAP has advanced to Cadiscor a total of $7.5 million, pursuant to the purchase of a $5.4 million, 12% convertible debenture, and a $2.1 million, 12% debenture, the proceeds of which will be used by Cadiscor to bring the Sleeping Giant mine back into production.  Both debentures have a term of 18 months, and are secured by a first charge on Cadiscor’s assets.  The convertible debenture is convertible into Cadiscor common shares at $0.50 per share, which, on full conversion, would constitute a 19.9% shareholding in Cadiscor.

The Board of Directors of Cadiscor is unanimously recommending approval of the transaction by their shareholders.  Cadiscor directors intend to vote their shares in favour of the transaction.

NAP’s financial advisor is Haywood Securities Inc. and its legal counsel is Stikeman Elliott LLP.  Cadiscor’s financial advisor is Macquarie Capital Markets Canada Ltd. and its legal counsel is Miller Thomson LLP.

About Cadiscor Resources

Cadiscor Resources is a gold exploration company with properties in the Province of Quebec.  Cadiscor’s main asset is the Sleeping Giant underground mine and milling facilities, situated about 80 kilometres north of Amos, Quebec.  A feasibility study released in October 2008 identified sufficient mineral reserves to operate for 16 months at a rate of 52,000 ounces of gold per year, and mineral resources that could potentially double the mine life.  The company’s other significant asset is the Discovery Gold Project, located 70 kilometres from Sleeping Giant.  A scoping study released in August 2008 demonstrated that the project could produce an average of 44,000 ounces of gold over a 4-year mine life.

About North American Palladium

North American Palladium is a precious metals company that owns one of North America’s largest palladium mines, historically producing approximately 4% of global palladium supply. The Company’s palladium production at its Lac des Iles mine is strengthened by a significant contribution from platinum, gold, nickel and copper by-product metals.

The Lac des Iles mine was placed on temporary care and maintenance in October 2008 due to low metal prices.   Prior to the temporary shutdown, the mine had annual production of 270,000 ounces of palladium, 20,000 ounces of platinum and 20,000 ounces of gold.  The mine, which can be quickly restarted upon a strengthening of metal prices, hosts in situ measured and indicated mineral resources of 3.7 million ounces of palladium, 300,000 ounces of platinum and 250,000 ounces of gold, giving investors significant leverage to an increase in commodity prices.  The Company benefits from operating in a politically stable jurisdiction with developed infrastructure and a history of innovation and excellence in mining.  Please visit www.napalladium.com for more information.

For further information, please contact:

North American Palladium Ltd.	Cadiscor Resources Inc.

Bill Biggar President & Chief Executive Officer Tel: 416-360-5666 Email: bbiggar@napalladium.com	Michel Bouchard President Tel: 450-449-0066 Email: mbouchard@cadiscor.com

Trent Mell Vice President, Corporate Development Tel: 416-360-7971 Ext. 225 Email: tmell@napalladium.com	Linda Plante Investor Relations Tel: 450-449-0066 Email: lplante@cadiscor.com

Cautionary Statement on Forward-Looking Information

Certain information included in this press release, including any information as to our future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws.  The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies.  The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of North American Palladium to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These statements are also based on certain factors and assumptions. For more details on these estimates, risks, assumptions and factors, see the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. In addition, there can be no assurance that the Company’s acquisition of Cadiscor will be completed or, if completed, that it will be successful, and there can be no assurance that the Sleeping Giant mine will be successfully restarted or that Cadiscor’s other properties can be successfully developed. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.